Exhibit 21

List of Subsidiaries of

STEN Corporation

Name	State of Incorporation

Burger Time Acquisition Corporation	Minnesota
BTAC Properties, Inc	Minnesota
Oxboro, Inc.	Minnesota
STEN Financial Corporation	Utah
Alliance Advance Inc.	Arizona
Colfax Financial Corporation	Utah
STENCOR Inc.	Minnesota